EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

BETWEEN

DEXXON DIGITAL STORAGE, INC.

AND

DIGITAL STORAGE, INC.

June 24, 2003

i

TABLE OF CONTENTS

(continued)

ii

INDEX OF DEFINED TERMS

Term	Section
“Affiliate”	4.6
“Agreement”	Preamble
“Asset Purchase”	1.1
“Assets”	1.1
“Assumed Contracts”	1.1
“Assumed Liabilities”	1.3
“Bankruptcy Code”	Recitals
“Bankruptcy Court”	Recitals
“Bid Procedures Order”	4.2
“Broker”	2.3
“Business”	Recitals
“Buyer”	Preamble
“Chapter 11 Case”	Recitals
“Closing”	1.6
“Closing Date”	1.6
“Commission”	2.3
“Control”	4.6
“DSI Canada”	1.2
“Deposit”	1.5
“Deposit Release Letter”	1.7
“Digital Storage”	1.1
“Effective Time”	1.7
“Estimated Purchase Price”	1.4
“Excluded Assets”	1.2
“Holdback”	1.4
“Liens”	3.4
“Parties”	Recitals
“Permits”	1.1
“Person”	1.2
“Proprietary Rights”	1.1
“Purchase Price”	1.4
“Sale Order”	4.2
“Seller”	Preamble
“Tangibles”	1.1
“Transition Agreement”	4.7

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is effective June 24, 2003, between Dexxon Digital Storage, Inc., a Delaware corporation (“Buyer”), and Digital Storage, Inc., a Delaware corporation (“Seller”).

Background Information

A. Seller is engaged in the business of distributing computer and office supplies and products in the United States (the “Business”).

B. Seller is a debtor-in-possession in a case (the “Chapter 11 Case”) under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et. seq. (as amended, the “Bankruptcy Code”), pending in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”), and assigned Case No. 03-34767.

C. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Assets (as defined below) upon the terms and conditions in this Agreement.

D. Subject to approval of the Bankruptcy Court and the other terms and conditions set forth herein, Seller shall sell, assign, transfer, convey and deliver the Assets to Buyer and Buyer shall purchase, acquire and accept the Assets in accordance with the terms and conditions of this Agreement.

Statement Of Agreement

Seller and Buyer (the “Parties”) acknowledge the accuracy of the foregoing Background Information and hereby agree as follows:

ARTICLE I

ASSET PURCHASE AND SALE

§ 1.1. Asset Purchase. At the Closing, subject to the terms and conditions of this Agreement, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, free and clear of all Liens (the “Asset Purchase”), all of Seller’s rights, title and interest in the Assets (as defined below). For purposes of this Agreement, the term “Assets” means:

(a) All accounts receivable and all notes receivable of the Seller;

(b) All inventory of the Seller;

(c) All furniture, fixtures, equipment, other leasehold improvements and supplies of the Seller;

(d) All other tangible personal property of the Seller (the “Tangibles”);

(e) To the extent transferable under applicable law, all licenses, permits, consents, authorizations, approvals and certificates required for the operation of the Business as currently conducted (collectively, the “Permits”);

(f) (i) The name “Digital Storage” and all other material names, including Internet domain names, (ii) all material patents, inventions, trade secrets, proprietary rights, computer software, trademarks, trade names, service marks, logos and copyrights, and all applications, issuances, and other filings therefor, registrations thereof and licenses, sublicenses and agreements with respect thereto, including but not limited to those identified on Schedule 1.1(f); and (iii) all other intangible assets, including without limitation all customer lists and files, accounting books and records, business records, operating and procedures manuals, prospect lists and databases (including without limitation names, addresses, telephone numbers and contact persons), business plans, and marketing and advertising plans (collectively (i), (ii) and (iii), the “Proprietary Rights”), owned by Seller, and

(g) All rights under the executory contracts and unexpired leases identified on Schedule 1.1(g) (collectively, the “Assumed Contracts”).

§ 1.2. Excluded Assets. Notwithstanding any other provision of this Agreement to the contrary, the following items shall not be Assets (collectively, the “Excluded Assets”):

(a) all cash and cash equivalents of the Seller;

(b) all assets of Daisytek (Canada), Inc., an Ontario corporation (“DSI Canada”);

(c) accounts receivable of the Seller from PC Connection, Inc. and MCS International Limited;

(d) any other assets of Seller which Buyer is prohibited from purchasing under applicable law;

(e) all claims or causes in action against any person or entity arising out of or related to the Excluded Assets;

(f) each of the Seller’s company minute books or records, tax returns or other materials that do not pertain to the Business;

(g) all claims, rights and causes of action of the Seller arising under or relating to Chapter 5 of the Bankruptcy Code (whether or not asserted as of the Effective Time);

(h) all rights and claims in or to any refunds or credits of or with respect to any taxes, assessments or similar charges paid by or on behalf of Seller, in each case to the extent applicable to any period prior to the Effective Time; and

(i) any intercompany receivable of the Seller (i.e., any receivable owed to Seller from any of its Affiliates (as defined below)).

§ 1.3. Liabilities. Except only for (x) the liabilities, if any, relating to the Assumed Contracts, (y) the liabilities and obligations occurring, arising out of or related to the ownership and operation of the Business and the Assets on or after the Effective Time, and (z) any cure, compensation and reinvestment costs or expenses of the assumption and assignment of the Assumed Contracts under Section 365 of the Bankruptcy Code and all amounts accrued but not yet paid under the Assumed Contracts from the date of the filing of the Chapter 11 Case to and including the Closing Date (collectively, (x), (y) and (z), the “Assumed Liabilities”), Buyer shall not assume, and will not be liable or responsible for, any claims, liabilities, obligations or debts of Seller, including without limitation any liabilities of Seller arising or accruing prior to the Effective Time, including: (a) accounts payable or any other short or long term debt of Seller; (b) taxes payable, including income taxes, real estate taxes, or employment taxes; (c) any pension, profit sharing, or employee benefit plans covering any employees of Seller; (d) express or implied warranties; (e) any acts or omissions of Seller or its employees; (f) claims for breach of contract; and (g) any other claims against or liabilities of Seller, direct or contingent.

§ 1.4. Purchase Price.

(a) The purchase price for the Assets (the “Purchase Price”) shall be an amount equal to the sum of:

(i) 61% of an amount equal to the difference between (A) the value of Seller’s accounts receivable (other than the accounts receivable referred to in Section 1.2) and inventory as of the Closing Date, determined in accordance with United States generally accepted accounting principles and (B) applicable reserves for such accounts receivable and inventory in the amounts of $383,000 for accounts receivable and $2,500,000 for inventory; plus

(ii) $2,575,000.

(b) Prior to the Closing, Buyer shall prepare an estimate of the Purchase Price (the “Estimated Purchase Price”) as of the Effective Time. Buyer shall pay to Seller at the Closing, by wire transfer of same day funds, an amount equal to 90% of the Estimated Purchase Price and shall deposit the remaining 10% of the Estimated Purchase Price (the “Holdback”) to be held in escrow by Seller’s counsel Vinson & Elkins L.L.P. (in such capacity, the “Escrow Agent”) in its trust account.

(c) There shall be a reconciliation of the Estimated Purchase Price within three business days following the Closing Date as follows:

(i) during such period, Buyer and Seller shall together (A) perform an inventory count and determine the actual amount of inventory of the Seller and (B) determine the actual accounts receivable of the Seller, in each case as of the Effective Time.

(ii) Buyer and Seller shall calculate the final Purchase Price based on such actual inventory and accounts receivable.

(d) On the third business day following the determination of the final Purchase Price, (i) if the final Purchase Price exceeds the Estimated Purchase Price, Buyer and Seller shall provide joint written instructions to the Escrow Agent to distribute the Holdback to Seller, and Buyer shall promptly pay to Seller an amount equal to the difference between the final Purchase Price and the Estimated Purchase Price, or (ii) if the final Purchase Price is less than the Estimated Purchase Price, and such deficiency does not exceed the Holdback, Buyer and Seller shall provide joint written instructions to the Escrow Agent to distribute to Buyer, out of the Holdback, an amount equal to such deficiency and to distribute to Seller the remaining amount of the Holdback, or (iii) if the final Purchase Price is less than the Estimated Purchase Price and such deficiency exceeds the Holdback, Buyer and Seller shall provide joint written instructions to the Escrow Agent to distribute the Holdback to Buyer, and Seller shall promptly pay to Buyer an amount equal to the amount by which such deficiency exceeds the Holdback.

(e) The Purchase Price shall be allocated among the Assets by the mutual agreement of Buyer and Seller as of the Effective Time.

§ 1.5. Deposit. Upon execution of this Agreement, Buyer shall deposit $100,000 (the “Deposit”) in the trust account of the Escrow Agent, which Deposit shall be held in escrow by the Escrow Agent as earnest money. At the Closing, subject to the satisfaction of the other terms and conditions of this Agreement, Seller and Buyer shall instruct the Escrow Agent to release the Deposit to Buyer. If this Agreement is terminated prior to the Closing, the Deposit shall be released as provided in Section 6.4(b).

§ 1.6. Closing. The closing of the Asset Purchase (the “Closing”) shall be held at the offices of Vinson & Elkins L.L.P. located in Dallas, Texas, or such other location mutually agreeable to the Parties, as soon as reasonably possible after the Sale Order is entered by the Bankruptcy Court (but in any event not later than 24 hours following the entry of the Sales Order) at a time mutually agreeable to the Parties (the “Closing Date”).

§ 1.7. Transfer of Assets. At the Closing, effective as of 11:59 p.m. EST on the Closing Date (the “Effective Time”):

(a) Seller shall convey, assign and transfer the Assets to Buyer through the execution and delivery of the following documents, each in form and substance mutually agreeable to the Parties:

(i) A bill of sale of the inventory, furniture, fixtures, equipment, other leasehold improvements and supplies of the Seller, and Tangibles;

(ii) An assignment of the receivables of the Seller;

(iii) An assignment and assumption of the Assumed Contracts;

(iv) An assignment of the Proprietary Rights; and

(v) Such other assignment or conveyance documents as may be reasonably requested by Buyer.

If consents or approvals of any third parties are required for any conveyances, assignments or transfers in connection with the Asset Purchase, Seller shall use its commercially reasonable efforts to cause such consents or approvals to be obtained prior to the Closing. All costs and expenses related to any consents or approvals related to the Asset Purchase shall be paid by Seller.

(b) Buyer shall deliver an amount equal to 90% of the Estimated Purchase Price, in immediately available funds, to Seller and deposit the Holdback in escrow with the Escrow Agent.

(c) Buyer and Seller shall execute and deliver the following:

(i) an instruction letter instructing the Escrow Agent to distribute the Deposit to Buyer (the “Deposit Release Letter”); and

(ii) the Transition Agreement (defined in §4.7).

§ 1.8. Possession. Buyer shall be entitled to exclusive possession of the Assets as of the Closing.

§ 1.9. Income Taxes. All income taxes in respect of the Assets and income of the Business for the period or portions of periods ending on or prior to the Effective Time shall be borne by Seller. All income taxes in respect of the Assets and income of the Business for the period or portions of periods beginning after the Effective Time shall be borne by Buyer.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF BUYER

In order to induce Seller to enter into this Agreement, Buyer represents and warrants to Seller as follows:

§ 2.1. Organization and Standing. Buyer is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite power and authority to own, lease and operate the Business and its properties and assets to be used in connection therewith.

§ 2.2. Power and Authority. Buyer has all requisite power and authority to enter into this Agreement and perform its obligations under this Agreement. This Agreement and the Asset Purchase have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting creditors’ rights and to general principles of equity.

§ 2.3. Brokerage and Finder’s Fees. The Asset Purchase was not submitted to Buyer by any broker or other person (a “Broker”) entitled to a commission, finder’s fee or like payment thereon (a “Commission”), and Buyer has not taken any action that may give rise to claim for a Commission.

§ 2.4. Consents and Approvals. Buyer’s execution and delivery of this Agreement and consummation of the Asset Purchase will not require any action or consent or approval of, or review by, or registration with, any third party, court or governmental body or other agency, instrumentality or authority other than the Bankruptcy Court’s entry of the Sale Order.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

In order to induce Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer as follows:

§ 3.1. Organization and Standing. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware with full corporate power and authority to own, lease, use and operate its properties and assets and to conduct the Business as and where now owned, leased, used, operated and conducted.

§ 3.2. Power and Authority. Subject to the Bankruptcy Court’s entry of the Sale Order, Seller has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement. This Agreement and the Asset Purchase have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms. Upon execution of the documents to be executed and delivered at the Closing or otherwise pursuant to this Agreement by Seller, such documents shall constitute the legal, valid and binding obligations of Seller, enforceable in accordance with their terms, and, subject to the Bankruptcy Court’s entry of the Sale Order, no other action or proceeding by or in respect of Seller is or was necessary to authorize this Agreement or the consummation of the Asset Purchase.

§ 3.3. Consents and Approvals. Seller’s execution and delivery of this Agreement and consummation of the Asset Purchase will not require any action or consent or approval of, or review by, or registration with, any third party, court or governmental body or other agency, instrumentality or authority other than the Bankruptcy Court’s entry of the Sale Order.

§ 3.4. No Liens. Upon the Bankruptcy Court’s entry of the Sale Order, the Assets will be free and clear of all mortgages, pledges, liens, security interests, encumbrances and restrictions of any nature (collectively, “Liens”).

§ 3.5. Brokerage and Finder’s Fees. The Asset Purchase was not submitted to Seller by any Broker entitled to a Commission thereon, and Seller has not taken any action that may give rise to claim for a Commission.

ARTICLE IV

COVENANTS OF THE PARTIES

§ 4.1. General. Subject to the terms and conditions of this Agreement, each Party shall use all reasonable efforts to take all actions and do all things necessary, proper or advisable to consummate the Asset Purchase and to obtain approval and entry of the Sale Order, including satisfying the closing conditions set forth in Article V.

§ 4.2. Applications to Bankruptcy Court. As soon as practicable after execution of this Agreement, Seller shall apply to the Bankruptcy Court for:

(a) the entry of an order in substantially the form attached hereto as Exhibit A, approving this Agreement and the Asset Purchase (the “Sale Order”), including (i) the sale, transfer, assignment, conveyance and delivery of the Assets to Buyer free and clear of all Liens, other than Permitted Liens, pursuant to Section 363 of the Bankruptcy Code, (ii) the assumption by Seller and assignment to Buyer of the Assumed Contracts pursuant to Section 365 of the Bankruptcy Code; and (iii) a finding providing that Buyer has acted in good faith and is entitled to the protections of Section 363(m) of the Bankruptcy Code; and

(b) an expedited hearing before the Bankruptcy Court to diligently obtain entry of the Sale Order.

Seller agrees to use its commercially reasonable efforts to obtain entry of the Sale Order. Buyer acknowledges that Seller has obtained an order of the Bankruptcy Court approving the auction and overbid procedures relating to the Asset Purchase. Such order is attached hereto as Exhibit B (the “Bid Procedures Order”).

§ 4.3. Maintenance of Acquired Assets. Seller shall, during the period from the date hereof until the Closing Date (or until the termination of this Agreement pursuant to Article VI), conduct the Business only in the ordinary and normal course thereof and maintain the Assets in customary condition (ordinary wear and tear excepted), in each case, consistent with past practice since the filing of the Chapter 11 Case but subject to any restrictions imposed by the Bankruptcy Court; provided, however, that Seller shall not, during such period, engage in any transaction with any Affiliate of Seller or make any shipment with respect to Inventory with an aggregate cost in excess of $10,000; and, provided, further, that Seller’s executive, George L. Babyak, during such period, shall not supervise, conduct or otherwise interfere with, directly or indirectly, the operations and affairs of Seller or the Business.

§ 4.4. Inspections. From and after the date hereof, Buyer and its employees, agents and representatives, upon prior written notice to Seller, shall be allowed reasonable access to the Business, during or after normal working hours, to inspect the Business; provided, however that such access shall not unreasonably interfere with Seller’s operation of the Business.

§ 4.5. [intentionally omitted].

§ 4.6. Employees. All of the employees of the Business shall be eligible for hire by Buyer; provided, however that the employees listed on Schedule 4.6 in the column labeled

“Canadian Associates” (the “Canadian Employees”) shall not be eligible for hire by Buyer, and Buyer agrees not to solicit for employment or hire such Canadian Employees for a period of three (3) years following the Closing Date. At the Closing, Buyer shall offer employment to all employees listed on Schedule 4.6 in the column “U.S. Associates” (other than George Babyak). Upon each such employee’s acceptance of such offer, Seller shall, or shall cause its appropriate Affiliates (defined below) to, terminate the employment relationship of such employees effective no later than the first date of employment by Buyer. Seller waives, and Seller shall cause its Affiliates to waive, any claims or rights Seller or such Affiliates may have against Buyer and any employees of Seller or its Affiliates who are extended an offer of employment by Buyer arising from such employment by Buyer, including any claims or rights arising under any employment agreement, confidentiality agreement or non-competition agreement between such person and Seller or its Affiliates (other than existing rights of DSI Canada under non-competition agreements with respect to its existing business in Canada). Following the Closing, to the extent that any of the Canadian Employees perform work for Buyer or any of its Affiliates, Buyer agrees to reimburse Seller or its appropriate Affiliate for all salary and benefits for such employees in an amount equal to such employee’s salary for the applicable period of determination multiplied by a fraction the numerator of which is the amount of time such employee works for Buyer or its Affiliates during the determination period and the denominator of which is the aggregate amount of time such employee works during the determination period. Following the Closing and from time to time, Buyer and Seller shall mutually agree as to the amount of time any Canadian Employee shall work for Buyer or any of its Affiliates. For purposes of this Agreement, the term “Affiliate”, as applied to any Person (as defined below), means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities, by contract or otherwise. For purposes of this definition, a Person shall be deemed to be “controlled by” a Person if such Person possesses, directly or indirectly, power to vote 10% or more of the securities having ordinary voting power for the election of directors of such Person, and the term “Person” means any individual or entity.

§ 4.7. Transition Matters. At the Closing, each of Buyer and Seller shall enter into a transition agreement in form and substance mutually satisfactory to Buyer and Seller (the “Transition Agreement”). The Transition Agreement shall contain provisions set forth on Schedule 4.7.

ARTICLE V

CONDITIONS

§ 5.1. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Asset Purchase shall be subject to Seller’s fulfillment on or prior to the Closing Date of all of the following conditions unless waived by Buyer in writing:

(a) the Bankruptcy Court shall have approved and entered the Sale Order, and no stay pending an appeal shall have been obtained or in effect;

(b) the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date;

(c) the Assets shall be in substantially the same condition and repair (ordinary wear and tear excepted) as existed on the date of this Agreement, and usable for substantially the same Business purposes as used on the date of this Agreement;

(d) Seller shall have performed and complied with all of its agreements and covenants hereunder in all material respects and there shall have been no material adverse change in Seller’s business;

(e) there shall not be any governmental order in effect preventing consummation of the Asset Purchase;

(f) Seller shall have delivered, or caused to be delivered, to Buyer the documents set forth in Section 1.7(a), the Deposit Release Letter and the Transition Agreement; and

(g) from the date of this Agreement until the Closing Date, the Lenders (as defined in the Second Interim Agreed Order Authorizing Debtors to Use Cash Collateral approved by the Bankruptcy Court in the Chapter 11 Case on May 28, 2003) or the Bankruptcy Court have continued to allow use of cash collateral to fund budgeted SG&A expenses of Seller.

§ 5.2. Conditions to Obligations of Seller. The obligation of Seller to consummate the Asset Purchase shall be subject to Buyer’s fulfillment on or prior to the Closing Date of the following conditions, unless waived by the Seller in writing:

(a) the Bankruptcy Court shall have approved and entered the Sale Order, and no stay pending an appeal shall have been obtained or in effect;

(b) the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date;

(c) Buyer shall have performed and complied with all of its agreements and covenants hereunder in all material respects;

(d) there shall not be any governmental order in effect preventing consummation of the Asset Purchase; and

(e) Buyer shall have delivered, or caused to be delivered, to Seller the Deposit Release Letter, the Transition Agreement and 90% of the Estimated Purchase Price and deposited the Holdback with the Escrow Agent.

ARTICLE VI

TERMINATION

§ 6.1. Termination of Agreement. The Parties may terminate this Agreement as provided below:

(a) the Parties may terminate this Agreement by mutual written consent at any time;

(b) Buyer may terminate this Agreement by giving written notice to Seller in the event (i) Seller is in material breach of any material representation, warranty or covenant in this Agreement or (ii) Seller is not ready, willing and able to close the Asset Purchase on the Closing Date;

(c) Seller may terminate this Agreement by giving written notice to Buyer in the event (i) Buyer is in material breach of any material representation, warranty or covenant contained in this Agreement or (ii) Buyer is not ready, willing and able to close the Asset Purchase on the Closing Date; or

(d) Buyer may terminate this Agreement if the Closing has not occurred on or before June 27, 2003; provided, however, that this right to terminate this Agreement shall not be available to Buyer if Buyer’s own breach of this Agreement has been the cause of, or resulted in, the failure of the closing to occur on or before such date.

§ 6.2. Effect of Termination. If either Party terminates this Agreement pursuant to Section 6.1, written notice shall promptly be given to the other Party and each Party shall pay its own expenses incident to the preparation of this Agreement and the transactions contemplated hereby. Upon termination of this Agreement pursuant to Section 6.1, the obligations of the Parties set forth herein shall be of no further force and effect; provided, however, that this Section 6.2, Sections 6.4 and 7.3 through 7.17 and the obligations thereunder and the rights and remedies for any breaches of this Agreement occurring prior to such termination, in each case, shall survive any such termination.

§ 6.3. [intentionally omitted.]

§ 6.4. Seller’s Remedies.

(a) If, prior to the Closing, Buyer should breach this Agreement in a manner which gives rise to a termination right pursuant to Section 6.1(c) on the part of the Seller, then Seller shall receive the Deposit and may pursue any and all other rights and remedies available to it under law or equity.

(b) If this Agreement is terminated by Seller pursuant to Section 6.1(c), Buyer and Seller shall promptly instruct the Escrow Agent to release the Deposit to Seller. If this Agreement is terminated either by Buyer or Seller pursuant to any provision of Section 6.1 other than a termination by Seller pursuant to Section 6.1(c), then Buyer and Seller shall promptly instruct the Escrow Agent to release the Deposit to Buyer.

ARTICLE VII

MISCELLANEOUS

§ 7.1. Survival of Representations and Warranties and Covenants. Regardless of any investigation at any time (whether before or after the execution of this Agreement) made by or on behalf of any Party hereto or of any information any Party may have in respect thereof, the representations and warranties contained in this Agreement shall not survive the Closing. The covenants contained in this Agreement that are performable in their entirety prior to or at Closing shall not survive the Closing, and the covenants that are able to be performed after Closing shall survive the Closing indefinitely until such are fully performed.

§ 7.2. “AS IS” TRANSACTION. BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER MAKES NO (AND SELLER EXPRESSLY DISCLAIMS AND NEGATES ANY) REPRESENTATIONS OR WARRANTIES OF ANY KIND, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO THE ASSETS OR ANY OTHER MATTER WHATSOEVER, INCLUDING, WITHOUT LIMITATION, INCOME TO BE DERIVED OR EXPENSES TO BE INCURRED IN CONNECTION WITH THE ASSETS, THE PHYSICAL CONDITION OF ANY PART OF THE ASSETS, THE ENVIRONMENTAL CONDITION OR OTHER MATTER RELATING TO THE PHYSICAL CONDITION OF ANY REAL PROPERTY OWNED BY SELLER OR WHICH ARE THE SUBJECT OF ANY ASSUMED CONTRACT AT THE CLOSING, THE ZONING OF ANY SUCH REAL PROPERTY, THE VALUE OF THE ASSETS (OR ANY PORTION THEREOF), THE TRANSFERABILITY OF THE ASSETS, THE TERMS, AMOUNT, VALIDITY OR ENFORCEABILITY OF ANY ASSUMED LIABILITIES, THE TITLE OF THE ASSETS (OR ANY PORTION THEREOF), THE MERCHANTABILITY OR FITNESS OF THE ASSETS FOR ANY PARTICULAR PURPOSE, OR ANY OTHER MATTER OR THING RELATING TO THE ASSETS OR ANY PORTION THEREOF. WITHOUT IN ANY WAY LIMITING THE FOREGOING, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE ASSETS. BUYER FURTHER ACKNOWLEDGES THAT IT HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE ASSETS AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE ASSETS AS BUYER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE ASSETS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH HEREIN, BUYER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS. ACCORDINGLY, SUBJECT TO BUYER’S RIGHTS UNDER THIS AGREEMENT, BUYER WILL ACCEPT THE ASSETS AT THE CLOSING “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” AND WITHOUT RECOURSE TO SELLER.

§ 7.3. Notices. All notices and other communications under this Agreement to a Party shall be in writing and shall be deemed given when delivered personally, sent by facsimile (which is confirmed electronically) to that Party at the facsimile number for that Party set forth below, mailed by certified mail (return receipt requested) to that Party at the address for that

Party (or at such other address for such Party as such Party shall have specified in notice to the other Party), or delivered to Federal Express, UPS, or any similar express delivery service for delivery to that Party at that address:

(a)	if to Buyer:

Dexxon Digital Storage, Inc.

c/o Data Media S.A.

79, avenue Louis Roche

92238 Gennevilliers Cedex

France

Attention: Sassan Shafiee

Facsimile No.: +33 (0) 1 41 32 21 22

with a copy to:

Jones Day

41 South High Street, Suite 1900

Columbus, Ohio 43215

Attention: Jeffrey B. Ellman, Esq.

Facsimile No.: (614) 461-4198

(b)	If to Seller:

Digital Storage, Inc.

c/o Daisytek, Incorporated

1025 Central Expressway South

Suite 200

Allen, Texas 75013

Attention: Jack Kearney

Facsimile No.: (972) 424-4604

with a copy to:

Vinson & Elkins L.L.P.

2001 Ross Avenue

3700 Trammell Crow Center

Dallas, Texas 75201

Attention: Paul E. Heath

Facsimile No.: 214/999-7976

§ 7.4. Amendments. Any amendments to this Agreement shall be in a writing, which may be executed in one or more counterparts and shall be effective if executed by both Parties.

§ 7.5. Non-Waiver. No failure by either Party to insist upon strict compliance with any term or provision of this Agreement, to exercise any option, to enforce any right, or to seek any remedy upon any default of the other Party shall affect, or constitute a waiver of, the other

Party’s right to insist upon such strict compliance, exercise that option, enforce that right, or seek that remedy with respect to that default or any prior, contemporaneous or subsequent default. No custom or practice of the Parties at variance with any provision of this Agreement shall affect or constitute a waiver of, either Party’s right to demand strict compliance with the provisions of this Agreement.

§ 7.6. Headings. The headings of the various articles and sections of this Agreement are not part of the context of this Agreement, are merely labels to assist in locating such articles and sections, and shall be ignored in construing this Agreement.

§ 7.7. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

§ 7.8. Entire Agreement. This Agreement (including all schedules and other documents referred to in this Agreement all of which are hereby incorporated by reference) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to its subject matter.

§ 7.9. No Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended or shall be construed to confer upon or give to any person, firm, corporation or legal entity, other than the Parties, any rights, remedies or other benefits under or by reason of this Agreement.

§ 7.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio without regard to principles of conflicts of law. Any actions brought to enforce this Agreement, or any breach hereof, or any obligation hereunder, shall be brought in the Bankruptcy Court provided that it accepts such jurisdiction. If the Bankruptcy Court declines jurisdiction, any such action may be brought in any court of competent jurisdiction.

§ 7.11. Successors; Assignment. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the Parties and their respective heirs, personal representatives, successors and assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be transferred or assigned by either Party without the prior written consent of the other Party.

§ 7.12. Remedies. All rights and remedies of each Party under this Agreement shall be cumulative and in addition to all other rights and remedies which may be available to that Party from time to time, whether under any other agreement, at law, or in equity.

§ 7.13. Expenses. Except as otherwise specifically provided in this Agreement, each Party shall bear its respective legal, accounting, and other costs and expenses associated with the transactions contemplated by this Agreement (including without limitation the costs of any brokers and financial advisors).

§ 7.14. Announcements.

(a) This Agreement and the Asset Purchase shall be confidential, and neither party shall disclose any information relating hereto without the prior written consent of the other party prior to the public announcement, if any, of this Agreement, except for such disclosures to such professional advisors of either party as may be necessary or appropriate in order to enter into this Agreement and consummate the Asset Purchase. The provisions of this section will be subject to the Parties’ obligations to comply with applicable requirements of federal or state laws or any governmental order or regulation, including any order of the Bankruptcy Court, provided, however, that in such case the disclosing Party shall give the other Party reasonable advance notice of any such disclosure.

(b) Notwithstanding anything herein to the contrary, the Parties hereto (and each employee, representative or other agent of the Parties hereto) may disclose to any and all Persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the transactions contemplated herein and all materials of any kind (including opinions and other tax analyses) that are provided to the Parties hereto relating to such tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal income tax treatment of the transactions contemplated herein and does not include information relating to the identity of the Parties hereto, their respective Affiliates, agents or advisors.

§ 7.15. Severability. If any provision of this Agreement is finally determined by a court of competent jurisdiction to be unenforceable, such court shall have jurisdiction to reform such provision so that it is enforceable to the maximum extent permitted by applicable law, and the Parties shall abide by such court’s determination. If any provision of this Agreement cannot be reformed, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

§ 7.16. Cooperation. Each Party will take all reasonable actions necessary to comply promptly with all requirements contemplated by this Agreement and will otherwise cooperate with, and furnish information to, the other Party. If after the Closing, Buyer reasonably determines that any actions or documents are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in Buyer, its right, title or interest in the Assets or (ii) to otherwise carry out the purposes of this Agreement, Seller shall promptly (and in no event later than ten business days following Buyer’s notice to Seller) execute such documents or take such actions necessary to vest, perfect or confirm Buyer’s right, title or interest in the Assets and otherwise to carry out the purposes of this Agreement.

§ 7.17. Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

§ 7.18. Access to Information. After the Closing Date, each of Buyer and Seller shall grant to the other such access to their respective financial records and other books and records in their possession related to their conduct of the Business and such cooperation and assistance as shall be reasonably required to enable each of them to complete their legal, regulatory, stock exchange and financial reporting requirements, to complete their tax returns or for other reasonable business purposes. In the event that any such tax return becomes the subject of any audit or investigation, each of Buyer and Seller shall give the other all reasonable cooperation, access and assistance as needed during normal business hours with respect to such financial data and other books and records as may be necessary to enable such first party to defend any such audit or investigation. Each Party shall, for a period of six years after the Closing Date plus any additional time during which such Party has been advised that there is an ongoing tax audit or investigation with respect to such periods, keep such financial records and other books and records reasonably accessible and not destroy or dispose of such materials without the written consent of the Buyer or the Seller, as applicable; provided no Party shall be responsible or liable hereunder for, or as a result of, any accidental loss or destruction of or damage to any such materials. Each of Buyer and Seller shall promptly reimburse the other for its reasonable out-of-pocket expenses associated with requests made by such first Party under this Section 7.18, but no other charges shall be payable by the requesting party to the other Party in connection with such requests.

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Signatures of the Parties appear on the following page.

Buyer:	Seller:

DEXXON DIGITAL STORAGE, INC.	DIGITAL STORAGE, INC.

By:	By:
Name:	Name:
Title:	Title:

S-1

Exhibit A

Form of Sales Order

A-1

Exhibit B

Bid Procedures Order

B-1

Schedule 1.1(f)

PROPRIETARY RIGHTS

Trademarks—Registered

U.S. Federal Registration No. 2,433,206	Registration Date March 6, 2001

Trademarks—Unregistered

MEDIA MARKET FORESIGHT

NOT JUST MEDIA—STORAGE

DIGITAL DATA

WHERE SERVICE AND TECHNOLOGY COME TOGETHER

DSISITES

Copyrights

Media Market Foresight Quarterly Newsletter (unregistered)

The Lo-Tech Guide to Hi-Tech Hardware Educational Brochure (unregistered)

The Lo-Tech Guide to Hi-Tech Media Educational Brochure (unregistered)

Digital Data Weekly Flyer (unregistered)

Digital Storage Inc. Catalog (unregistered)

Patents

None

Schedule 1.1(g)

ASSUMED CONTRACTS

[See attached Schedule.]

Schedule 4.7

TERMS OF TRANSITION AGREEMENT

The Transition Agreement shall contain provisions substantially similar to the following:

•	At the Closing, Buyer shall grant, under customary terms and conditions, a separate, exclusive (in Canada), royalty free, perpetual, license to DSI Canada and its successors and assigns to use in Canada any Proprietary Rights owned by Seller and used in DSI Canada’s business on the date of this Agreement.

•	At the Closing, DSI Canada shall grant, under customary terms and conditions, a separate, exclusive (in the United States), royalty free, perpetual, license to Buyer and its successors and assigns to use in the United States of America any Proprietary Rights owned by DSI Canada and used in the Business on the date of this Agreement.

•	Until the earlier of (x) one (1) year from the sale of the business of DSI Canada to a third party or (y) three (3) years following the Closing Date, Buyer shall agree to provide the following services to DSI Canada: (i) technology services, (ii) telecommunications services, (iii) purchasing and product management services, (iv) marketing services and support and (v) sales services and support. Such services shall be provided by Buyer to DSI Canada on the same terms and conditions, in substantially the same manner, and at substantially the same levels as are being provided to DSI Canada on the date of this Agreement.

•	Until the earlier of (x) the date of a sale of the business of DSI Canada to a third party or (y) three (3) years following the Closing Date, DSI Canada shall agree to provide the following services to Buyer: (i) technology services, (ii) telecommunications services, (iii) purchasing and product management services, (iv) marketing services and support and (v) sales services and support. Such services shall be provided by DSI Canada to Buyer on the same terms and conditions, in substantially the same manner, and at substantially the same levels as are being provided to the Business on the date of this Agreement.

•	Until the earlier of (x) one (1) year from the sale of the business of DSI Canada to a third party or (y) three (3) years following the Closing Date, Buyer shall agree to supply products to DSI Canada on the same terms and conditions that such products are being supplied to DSI Canada on the date of this Agreement, except that Buyer shall sell such products to DSI Canada at cost (net of rebates and other back-end dollars provided by Buyer’s vendors) plus two percent (2%).

•

For a period of three (3) years following the Closing Date, Buyer agrees to not, and shall cause its/his Affiliates not to, directly or indirectly own, engage in, manage, operate, join, control, or participate in the ownership, management, operation, or control of, or be connected as a stockholder, director, officer, employee, agent, partner, joint venturer, member, manager, beneficiary, or otherwise with, any corporation, limited liability company, partnership, sole proprietorship, association, business, trust, or other organization, entity or individual which in any way competes in Canada with the business of DSI Canada as conducted on the date of this Agreement.

•	For a period of three (3) years following the Closing Date, DSI Canada agrees to not, directly or indirectly own, engage in, manage, operate, join, control, or participate in the ownership, management, operation, or control of, or be connected as a stockholder, director, officer, employee, agent, partner, joint venturer, member, manager, beneficiary, or otherwise with, any corporation, limited liability company, partnership, sole proprietorship, association, business, trust, or other organization, entity or individual which in any way competes in the United States with the Business as conducted on the date of this Agreement.

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